SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sterling Check Corp.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

85917T 109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85917T 109
1	NAMES OF REPORTING PERSONS
Ross M. Cummings

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
On June 23, 2023, Melanie Laird replaced Ross M Cummings as the sole trustee (the “Trustee”) of The Brandon T. Greenblatt 2015 Trust, The Maggie S. Greenblatt 2015 Trust and The Steven J. Greenblatt 2015 Trust (collectively, the “Greenblatt Trusts”). Each of the Greenblatt Trusts holds one third of the outstanding membership interests of Montague Street Asset Management LLC (“Montague”). The Trustee has voting and dispositive power over the shares of Common Stock but has no pecuniary interest therein, and therefore disclaims beneficial ownership of the shares of Common Stock.

CUSIP No. 85917T 109
1	NAMES OF REPORTING PERSONS
Melanie Laird

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,049,576(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,049,576(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,049,576(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
On June 23, 2023, Melanie Laird replaced Ross M Cummings as the Trustee of the Greenblatt Trusts. Each of the Greenblatt Trusts holds one third of the outstanding membership interests of Montague. The Trustee has voting and dispositive power over the shares of Common Stock but has no pecuniary interest therein, and therefore disclaims beneficial ownership of the shares of Common Stock.

(2)
Based on 97,989,463 shares of Common Stock outstanding as of August 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 85917T 109
1	NAMES OF REPORTING PERSONS
Steven Greenblatt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,049,576(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,049,576(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,049,576(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Steven Greenblatt is the sole manager (the “Manager”) of Montague. The Manager has voting and dispositive power over the shares of Common Stock, but disclaims beneficial ownership of the shares of Common Stock except to the extent of his pecuniary interest therein.

(2)
Based on 97,989,463 shares of Common Stock outstanding as of August 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 85917T 109
1	NAMES OF REPORTING PERSONS
Montague Street Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,049,576

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,049,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,049,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 97,989,463 shares of Common Stock outstanding as of August 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Explanatory Note

This amended Schedule 13G is being filed in compliance with rule amendments governing beneficial ownership reporting under Section 13(g) of the Act which were adopted by the Securities and Exchange Commission on October 10, 2023 (the “Rule Amendments”). Beginning on September 30, 2024, the Rule Amendments require all Schedule 13G reporting persons to file an amended Schedule 13G within 45 days after the end of a calendar quarter in which a material change occurred.

Item1(a).	Name of Issuer:

Sterling Check Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 State Street Plaza, 24th Floor
New York, NY 10004

Item 2(a).	Name of Person Filing:

i)	Ross M. Cummings
ii)	Melanie Laird
iii)	Steven Greenblatt
iv)	Montague Street Asset Management LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

i)	c/o Bluewater Systems
3600 N. Capital Of Texas Highway B180
Austin, TX 78746
ii)	5619 Creek Crossing Ln
Sachse, TX 75048
iii)	c/o Montague Street Asset Management LLC
11 Broadway, Suite 468
 New York, NY 10004
iv)	11 Broadway, Suite 468
New York, NY 10004

Item 2(c).	Citizenship:

i)	United States
ii)	United States
iii)	United States
iv)	Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

85917T 109

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover page.

(b)	Percent of class: See responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: See responses to Item 5 on the attached cover page.

(ii)	Shared power to direct the vote: See responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐**

** Ross M Cummings is no longer serving as the Trustee for the Greenblatt Trusts and therefore is exiting the Section 13(d) and Section 16 reporting regime, and will not be a Reporting Person on future filings.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2024

/s/ Ross M. Cummings
Name: Ross M. Cummings

/s/ Melanie Laird
Name: Melanie Laird

/s/ Steven Greenblatt
Name: Steven Greenblatt

MONTAGUE STREET ASSET MANAGEMENT LLC

/s/ Steven Greenblatt
Name: Steven Greenblatt
Title: Manager